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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 14, 2006

HuntMountain Resources
(Exact Name of Registrant as Specified in its Charter)

Nevada	001-01428	68-0612191
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1611 N. Molter Road, Ste. 201, Liberty Lake, WA	99019
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 892-5287**

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure

A press release dated March 15, 2006 relating to the acquisition of mineral exploration interests in Argentina is attached as Exhibit 99.1. A press release dated March 20, 2006 relating to the acquisition of the Dun Glen Gold Project in Nevada is attached as Exhibit 99.2. This information is being disclosed pursuant to Regulation FD. Accordingly, the information in the Exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1934, except as shall be expressly set forth by specific reference in such filing.

Item 8.01   Other Events

On March 14, 2006, the Company acquired mineral exploration rights to three property positions in Santa Cruz Province, Argentina totaling approximately 74,000 acres (300 sq. km.). The positions were granted to agents of Cerro Cazador S.A., the Company's Argentine exploration company, on March 14, 2006 following approval of the filings by the Santa Cruz Provincial Government. The Company plans to delineate prospective precious metal targets on each of the properties within the next 90 days with the intention to commence drilling operations in the third and fourth quarters of 2006.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits

99.1   Press Release dated March 15, 2006
99.2   Press Release dated March 20, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 20, 2006

By: /s/ Tim Hunt

Tim Hunt, President



March 15, 2006   *Contact:*   *Steve Taylor*
FOR IMMEDIATE RELEASE   *(509) 892-5287*
Press Release 06-3

HuntMountain Resources Acquires Prospective Gold Properties in Argentina

(SPOKANE, Wash.) HuntMountain Resources (OTCBB:HNTM) is pleased to announce that it has acquired the mineral exploration rights to three property positions in the highly prospective Santa Cruz Province of Argentina totaling approximately 74,000 acres (300 sq. km).   The properties, El Alazan, El Overo, and El Gateado, are located within the same geological setting as the world class Cerro Vanguardia gold mine operated by AngloGold Ashanti and Coeur d'Alene Mines' Mina Martha silver project. The region also hosts several other advanced stage precious metal deposits including San Jose, Manantial Espejo, and La Josefina. The property positions were granted to agents of Cerro Cazador S.A., HuntMountain Resources' Argentine exploration company, on March 14, 2006 following approval of the filings by the Santa Cruz Provincial Government.

The Santa Cruz properties were identified by HuntMountain Resources' Vice President of Exploration Matt Hughes and Danilo Silva, General Manager of South American Operations, who have over 20 years of combined mineral exploration experience in Patagonia.

"We believe these particular property positions have excellent potential for significant precious metal discoveries," said Matt Hughes. "With our South American team now in place, we plan to quickly delineate targets on each of the properties before the Argentine winter season and look forward to drilling in the third and fourth quarters of 2006."

HuntMountain Resources is a U.S.-based junior exploration company engaged in acquiring, exploring and developing precious and base metals properties throughout North and South America. Its current holdings include the Dun Glen Gold Project in Nevada and approximately 74,000 acres of prospective precious metal properties in Santa Cruz, Argentina.

This news release may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy, and some of which might not even be anticipated. This news release is neither a prospectus nor an offer to sell securities or stocks in the company. It is intended for informational purposes only.

FOR FURTHER INFORMATION PLEASE CONTACT:
Steve Taylor, Director of Investor Relations
HuntMountain Resources
(509) 892-5287
staylor@huntmountain.com
www.huntmountain.com



March 20, 2006
FOR IMMEDIATE RELEASE
Press Release 06-4

Contact: Steve Taylor
(509) 892-5287

HuntMountain Resources Finalizes Dun Glen Lease Agreement, Commences Nevada Exploration Program

(SPOKANE, Wash.)   HuntMountain Resources (OTCBB:HNTM) announced today that it has finalized its acquisition of the Dun Glen Gold Project in Pershing County, Nevada through a lease/option agreement with Scoonover Exploration, LLC. HuntMountain has also engaged the services of Laurence Pancoast, a senior geologist and project manager with extensive experience in the Great Basin. Mr. Pancoast is joining the HuntMountain geologic staff to initiate the Dun Glen field exploration program that will include surface geochemical sampling, geophysical surveys and detailed geologic mapping aimed at delineating drill targets by summer 2006.

"The Dun Glen claim block lies at the intersection of three separate structural trends whose extensions host several major gold deposits," said Matt Hughes, Vice President of Exploration. "We are excited to be on the ground in Nevada and look forward to evaluating the results of our initial exploration program in the coming weeks."

The Dun Glen Gold Project consists of 94 contiguous unpatented lode mining claims covering approximately 1,700 acres within the Sierra Mining District, an area with historic published production of at least 250,000 ounces of gold from both lode and placer sources. From 1862 to1880, and throughout the early 20th century, gold production occurred within the project area at a number of small underground mines. Nevada is the largest gold-producing state in the U.S. and remains the 3rd largest gold-producing region in the world.

HuntMountain Resources is a U.S.-based junior exploration company engaged in acquiring, exploring and developing precious and base metals properties throughout North and South America. Its current holdings include the Dun Glen Gold Project in Nevada and approximately 74,000 acres of prospective precious metal properties in Santa Cruz, Argentina.

This news release may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy, and some of which might not even be anticipated. This news release is neither a prospectus nor an offer to sell securities or stocks in the company. It is intended for informational purposes only.

FOR FURTHER INFORMATION PLEASE CONTACT:
Steve Taylor, Director of Investor Relations
HuntMountain Resources
(509) 892-5287
staylor@huntmountain.com
www.huntmountain.com